Exhibit 2

WARRANT AGREEMENT

This Warrant Agreement, made and entered into this 26th day of June, 2013, by and between Tower Semiconductor Ltd., a company organized under the laws of Israel (the "Company"), and American Stock Transfer and Trust Company, LLC, a New York limited liability trust company with offices at 6201 15th Avenue, Brooklyn, New York 11219 ("AST").

WITNESSETH:

WHEREAS, the Company intends to distribute to holders of its ordinary shares, NIS 1.00 nominal value (the "Ordinary Shares"), and holders of certain of its other outstanding securities, subscription rights (the "Rights") to purchase up to an aggregate of 4,952,096 ordinary shares, 7,428,144 Series 8 Warrants and 6,190,120 Series 9 Warrants;

WHEREAS, the Rights distribution will be made in two simultaneous offerings, one registered under the Securities Act of 1933, pursuant to a registration statement on Form F-3, Registration Number 333-187858, declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 30, 3013 and a prospectus supplement filed with the SEC on June 3, 2013 (the “US Rights Offering”), and the other pursuant to a prospectus filed with the Israel Securities Authority (the “Israel Rights Offering”; together with the US Rights Offering, the “Rights Offering”).  Each offering is identical and covers the full amount of securities being offered, except that the US Rights Offering does not cover securities that may be issued to Israel Corp. and Israel Corp. is only eligible to participate in the Israel Rights Offering.

WHEREAS, AST presently serves as transfer agent and registrar for the Ordinary Shares and will serve as transfer agent and registrar for the Rights pursuant to a Rights Agreement of even date herewith, between the Company and AST; and

WHEREAS, the Company desires AST to act on behalf of the Company as transfer agent and registrar for the Warrants, and AST is willing to so act.

NOW, THEREFORE, the parties hereto agree, in consideration of the mutual covenants and promises herein contained, as follows:

1. DEFINITIONS. As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

(a)           "Corporate Office" shall mean the office of the Warrant Agent at which at any particular time its principal business shall be administered, which office is located at the date hereof at 6201 15th Avenue, Brooklyn, NY 11219.

(b)           [intentionally omitted]

(c)           "Exercise Price" shall mean the exercise price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price shall be U.S.$5.00 per ordinary share for the Series 8 Warrants and U.S.$7.33 per ordinary share for the Series 9 Warrants; provided, however, that with respect to any Warrants exercised by the TASE Nominee in accordance with Section 4 (b) of this Agreement, the Warrant Exercise Price may be paid in New Israeli Shekels according to the representative US dollar-NIS exchange rate that will be published by the Bank of Israel prior to the date of exercise.

(d)           "Expiration Date" shall mean 5:00 P.M. (New York time) on July 22, 2013 for the Series 8 Warrants and June 27, 2017 for the Series 9 Warrants.  With respect to the TASE Nominee only, if the aforementioned date is not a TASE trading date, the Warrant Expiration Date will be extended to the next subsequent day which is a TASE trading date.

(e)           "Initial Warrant Exercise Date" shall mean after 5:00 p.m. on June 27, 2013.

(f)           "Registered Holder" shall mean as to any Warrant and as of any particular date, the person in whose name the Warrant shall be registered on that date on the books maintained by the Warrant Agent pursuant to Section 6.

(g)           “Restricted Warrant Legend” shall mean a legend substantially similar to the following:  THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AS EVIDENCED BY A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY.

(h)           “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(i)           “Series 8 Warrant” shall mean initially the right to purchase one Ordinary Share at the applicable Exercise Price and prior to the applicable Expiration Date in accordance with the terms of this Agreement, subject to adjustment as provided in Section 8.

(j)           “Series 9 Warrant” shall mean initially the right to purchase one Ordinary Share at the applicable Exercise Price and prior to the applicable Expiration Date in accordance with the terms of this Agreement, subject to adjustment as provided in Section 8.

(k)           “TASE” shall mean the Tel Aviv Stock Exchange.

(l)           “TASE Nominee” shall mean the nominee company of the TASE, Hevra Le-Rishumim of Bank Leumi Le’Israel Ltd., as a registered holder of Warrants.

(m)           "Transfer Agent" shall mean AST, as the transfer agent and registrar for the Ordinary Shares, or its authorized successor.

(n)           "Warrants" shall mean Series A Warrants and/or Series B Warrants.

(o)           “Warrant Agent” shall mean AST or its authorized successor in its capacity as the transfer agent and registrar of the Warrants pursuant to this Agreement.

(p)           "Warrant Certificate" shall mean a physical certificate in either the form of Exhibit A hereto evidencing one or more Series 8 Warrants or the form of Exhibit B hereto evidencing one or more Series 9 Warrants.

(q)           “Warrant Shares” shall mean the Ordinary Shares issuable upon exercise of the Warrants, the number of which is subject to adjustment from time to time in accordance with Section 8.

2. WARRANTS.

(a) A Warrant initially shall entitle the Registered Holder to purchase one Ordinary Share upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8.

(b) The Warrant Agent shall issue Warrants to all holders of Rights who properly exercise such Rights in accordance with the provisions of the Rights Agreement.

(c) [Intentionally omitted]

(d) All Warrants shall be issued subject to the terms of this Agreement, including, without limitation, the terms embodied in the forms of Warrant Certificates attached as exhibits to this Agreement.

(e) The Series 8 Warrants and Series 9 Warrants will be separately transferable from each other and from the Ordinary Shares purchased by holders of the Rights.

(f) From time to time, up to the applicable Expiration Date, upon the exercise of Warrants in accordance with this Agreement, the Transfer Agent shall establish book-entry positions or countersign and deliver share certificates in required whole number denominations representing up to the aggregate number of Ordinary Shares issuable pursuant to the terms of this Agreement upon exercise of all outstanding Warrants.

3. ISSUANCE OF WARRRANTS.

(a) Unless otherwise requested, Warrants shall be issued and held in book-entry form at the Warrant Agent, and the Warrant Agent shall issue statements to the Registered Holders from time to time in respect thereof.  Upon request of any Registered Holder, its Warrants may, in lieu of being issued or held in book-entry form, be evidenced by one or more Warrant Certificates. Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A for Series A Warrants and Exhibit B for Series B Warrants (the provisions of both of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed. Any Warrants issued to Israel Corp. hereunder shall be restricted securities within the meaning of the Securities Act and each book-entry position or Warrant Certificate, if any, evidencing such Warrants will bear or otherwise be noted with the Restricted Warrant Legend until such time as the same may be removed in accordance with the provisions of such legend and otherwise in accordance with procedures established by the Warrant Agent. Any Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form.

(b) Warrant Certificates, if any, shall be executed on behalf of the Company by any of:   the Company’s Chairman of the Board, Chief Executive Officer or any officer of the Company, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. Warrant Certificates shall be manually countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be an officer of the Company or to hold the particular office referenced in the Warrant Certificate before the date of issuance of the Warrant Certificates or before countersignature by the Warrant Agent and issue and delivery thereof, such Warrant Certificates may nevertheless be countersigned by the Warrant Agent, issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be an officer of the Company or to hold such office. After countersignature by the Warrant Agent, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder without further action by the Company.

(c)  If any Warrant Shares issued upon exercise of Warrants have restrictions on transfer under the Securities Act, any share certificate or book-entry position evidencing the same shall bear or otherwise be noted with a restrictive legend until such restrictions on transfer are removed in the manner provided in such legend and otherwise in accordance with procedures established by the Warrant Agent.

4. EXERCISE.

(a)           Any or all Warrants shall be exercisable only by the Registered Holder and only by delivery to the Warrant Agent on or after the Initial Exercise Date and on or before the applicable Expiration Date (i) at the Corporate Agency Office (A) a written notice of such Registered Holder’s election to exercise Warrants, duly executed by such Registered Holder or such Registered Holder’s duly authorized attorney (which, in the case of Warrants evidenced by a Warrant Certificate, shall be in the form set forth on the reverse of, or attached to, such Warrant Certificate and in the case of Warrants not evidenced by a Warrant Certificate, a notice containing substantially the same information required by such form), which notice shall specify the number of Warrants to be exercised by such Holder and (B) any Warrant Certificate evidencing such Warrants and (b) payment by official bank or certified check made payable to the Company or by wire transfer of an amount equal to the applicable Exercise Price in good funds in accordance with the terms of this Agreement. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date when all of the conditions to exercise have been satisfied and the person entitled to receive the Ordinary Shares deliverable upon such exercise shall be treated for all purposes as the holder of those Ordinary Shares as of the close of business on such date, provided that the payment of the exercise price is cleared. As soon as practicable on or after the date of exercise, the Warrant Agent shall deposit the proceeds received from the exercise of any Warrant into a segregated account and shall notify the Company in writing of such exercise. Promptly following the clearance of payment of the Exercise Price, and in any event within five days after the date of such notice from the Warrant Agent (but only if the payment of the Exercise Price is cleared by that date), the Warrant Agent, on behalf of the Company, shall cause the Transfer Agent to issue and deliver to the person or persons entitled to receive the same, the Ordinary Shares deliverable upon such exercise.  The Warrant Agent shall remit any and all amounts received upon the exercise of Warrants (the "Warrant Proceeds") to the Company (or as the Company may direct in writing) promptly after the clearance of the funds and the issuance of the Ordinary Shares purchased.  If fewer than all the Warrants represented by a Warrant Certificate are exercised, such Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company.  The Warrant Agent shall countersign the new Warrant Certificate, registered in the name of the Registered Holder of the original Warrant Certificate, or as otherwise directed in writing by such Registered Holder and otherwise in accordance with the provisions of this Agreement, and shall deliver the new Warrant Certificate to the person or persons in whose name such new Warrant Certificate is so registered.

(b) Notwithstanding the aforementioned, the following provisions will apply with respect to the exercise of the Warrants held of record by the TASE Nominee (it being understood that these procedures would not apply to any Warrants held by the TASE Nominee through its account with The Depository Trust Company):

(1)
A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date when all of the conditions to exercise set forth in paragraph (2) below have been satisfied and the TASE Nominee shall be treated for all purposes as the holder of the Ordinary Shares deliverable upon the exercise of the Warrant as of the close of business on such date.

(2)
In lieu of the procedures for exercise set forth in Section 4(a) above, the TASE Nominee may exercise its Warrants at any time on or after the Initial Exercise Date but not after the applicable Expiration Date by (i) delivery directly to the Company of an exercise notice (which may be in Hebrew) and in form agreed between the Company and the TASE Nominee and (ii) payment of the Exercise Price in NIS in accordance with the representative rate most recently published by the Bank of Israel prior to the date of exercise.  The method of payment will be as agreed between the Company and the TASE Nominee.  On the date of exercise or as soon as practicable thereafter, the TASE Nominee shall deliver for cancellation to the Company any Warrant Certificates evidencing the Warrants exercised; it being understood that any failure to deliver shall affect the validity of the exercise.

(3)
As soon as practicable on or after the date of exercise by the TASE Nominee, the Company shall notify the Warrant Agent in writing of the number of Warrants exercised by the TASE Nominee and shall deliver to the Warrant Agent any Warrant Certificates evidencing the Warrants exercised. The Warrant Agent shall promptly thereafter cause the Transfer Agent to issue and deliver to the TASE Nominee the Ordinary Shares deliverable upon such exercise and the Warrant Agent shall, if fewer than all Warrants evidenced by a Warrant Certificate were exercised, issue and deliver to the TASE Nominee a Warrant Certificate for any remaining unexercised Warrants evidenced by the Warrant Certificate being exercised.

(c)           The Warrants are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, or such issuance is exempt under the and the Ordinary Shares have been registered, qualified or deemed to be exempt under the U.S. federal securities laws and under the securities or “blue sky” laws of the states of residence of the exercising U.S. holder of the Warrants. The Company has filed a registration statement of which the Prospectus is a part, which registration statement has been declared effective by the SEC, covering the issuance of the Warrants and the Ordinary Shares issuable upon the exercise of the Warrants. The Company will in good faith and as expeditiously as reasonably possible, endeavor to maintain such registration statement effective and keep the Prospectus current.  Unless notified to the contrary by the Company or its counsel, the Warrant Agent shall be entitled to assume that it may issue Ordinary Shares upon the exercise of Warrants in compliance with all applicable federal and state securities laws. In no event shall the Registered Holder of a Warrant be entitled to receive any monetary damages if the issuance of the Ordinary Shares underlying the Warrants is not covered by an effective registration statement or current prospectus.

(d)           Notwithstanding anything to the contrary contained in this Agreement, in accordance with applicable TASE Directives and as long as the Company’s Ordinary Shares are traded on TASE, no exercise of Warrants will be permitted on the record date for the following events: (i) a distribution of bonus shares; (ii) a rights offering; (iii) a distribution of dividends; (iv) a unification of capital; (v) a stock split; or (vi) a reduction in capital (any of the foregoing “Company Event”).  In addition, if the “X Date” (as such term is defined in the TASE Directives) occurs prior to the record date of such Company Event, no exercise of Warrants will be permitted on such X Date.  “TASE Directives” means the directives, rules and regulations published by the TASE, as established from time to time.

(e)           Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will the Company be required to settle any Warrant exercise for cash, whether by net cash settlement or otherwise.

5. RESERVATION OF SHARES; LISTING; PAYMENT OF TAXES; ETC.

(a) The Company covenants that it will at all times reserve and keep available out of its authorized Ordinary Shares, solely for the purpose of issue upon exercise of Warrants, such number of Ordinary Shares as shall then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all Ordinary Shares which shall be issuable upon exercise of the Warrants shall, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those which the Company shall promptly pay or discharge) and that upon issuance such shares shall be listed on each securities exchange, on which the Ordinary Shares of the Company are then listed.

(b) The Company covenants that if any Ordinary Shares to be issued upon the  exercise of Warrants hereunder require registration with, or approval of, any governmental authority under any federal securities law before such Ordinary Shares may be validly issued or delivered upon such exercise, then the Company will in good faith and as expeditiously as reasonably possible, endeavor to secure and maintain such registration or approval. The Company will also use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws. With respect to any such Ordinary Shares, however, Warrants may not be exercised by, or Ordinary Shares issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company shall pay all documentary, stamp or similar taxes and other governmental charges that may be imposed with respect to the issuance of Warrants; provided, however, that if the Ordinary Shares are to be delivered in a name other than the name of the Registered Holder of the Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(d) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time to issue the Ordinary Shares issuable upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

6. EXCHANGE AND REGISTRATION OF TRANSFER; CANCELLATION OF CERTIFICATES.

(a)  A Warrant may be transferred at the option of the Registered Holder thereof upon (i) if evidenced by a Warrant Certificate, surrender of such Warrant Certificate to the Warrant Agent, properly endorsed or accompanied by appropriate instruments of transfer and written instructions for transfer, or (ii) if not so evidenced, delivery to the Warrant Agent, of properly endorsed written instructions for transfer, in either case, all in a form satisfactory to the Company and the Warrant Agent (which, in the case of Warrants evidenced by a Warrant Certificate, shall be in the form set forth on the reverse of, or attached to, such Warrant Certificate and in the case of Warrants not evidenced by a Warrant Certificate, a notice containing substantially the same information required by such form). Upon any such registration of transfer, if so requested, the Warrant Agent shall issue new Warrants, in accordance with the provisions of Section 3, in the name of the designated transferee  and in such authorized denominations as shall be requested representing in the aggregate the unexercised Warrants so transferred.

(b)  Upon surrender to the Warrant Agent, properly endorsed or accompanied by appropriate instruments of transfer and written instructions for such exchange, all in a form reasonably satisfactory to the Company and the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates in any other authorized denominations;  provided, that such new Warrant Certificate(s) evidence the same series and aggregate number of Warrants as the Warrant Certificate(s) so surrendered. Upon any such surrender for exchange, the Company shall execute, and the Warrant Agent shall countersign and deliver, as provided in Section 3, in the name of the Holder of such Warrant Certificates, the new Warrant Certificates.

(c)  The Warrant Agent shall keep or cause to be kept books in which it shall register Warrants and transfers, exchanges, exercises and cancellations of outstanding Warrants and Warrant Certificates (the “Warrant Register”).  Whenever any Warrant Certificates are surrendered for transfer or exchange in accordance with this Section 6, if so requested, an authorized officer of the Warrant Agent shall countersign and deliver the Warrant Certificates that the Registered Holder making the transfer or exchange is entitled to receive.  Until a Warrant is transferred in the Warrant Register, the Company and the Warrant Agent may treat the Person in whose name the Warrant is registered as the absolute owner thereof for all purposes, notwithstanding any notice to the contrary.  Neither the Company nor the Warrant Agent will be liable or responsible for any registration or transfer of any Warrants that are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary.

(d)  No service charge shall be made for any transfer or exchange of Warrants, but the Company may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any such transfer or exchange.  The Warrant Agent shall promptly forward any such sum collected by it to the Company or to such persons as the Company shall specify by written notice.  The Warrant Agent shall have no duty or obligation under this Section unless and until it is satisfied that all such taxes and/or governmental charges have been paid.

(e) Any Warrant Certificate surrendered for the purpose of transfer, exchange or exercise of the Warrants evidenced thereby shall, if surrendered to the Company, be delivered to the Warrant Agent for cancellation or in cancelled form or, if surrendered to the Warrant Agent, will be promptly canceled by the Warrant Agent and shall not be reissued and, except as expressly permitted by this Agreement, no Warrant Certificate shall be issued hereunder in lieu thereof.  Except as otherwise expressly provided herein, no such transfer, exchange or exercise of Warrants evidenced by a Warrant Certificate shall be effective until such Warrant Certificate has been received by the Warrant Agent.

7. LOSS OR MUTILATION.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or the Warrant Agent that the Warrant Certificate has been acquired by a bona fide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such reasonable charges as the Warrant Agent may prescribe.

8. WARRANT ADJUSTMENTS.

(a)  In the event that the Company distributes bonus shares during the exercise period of the Warrants, the number of shares resulting from the exercise of the Warrants shall increase or decrease by the number of shares the Warrantholder would have been entitled to receive as bonus shares, had he exercised the Warrants by the last TASE trading day prior to the ex- date. The aggregate exercise price of the warrants shall not change as a result of such adjustment.

(b) In the event the Company shall, at any time or from time to time after the date hereof and prior to the applicable Expiration Date, subdivide or combine the outstanding Ordinary Shares into a greater or lesser number of shares (any such subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Exercise Price shall be adjusted to a price equal to the Exercise Price in effect immediately prior to the Change of Shares multiplied by a fraction, the numerator of which shall be the total number of Ordinary Shares outstanding immediately prior to the Change of Shares and the denominator of which shall be the total number of Ordinary Shares outstanding immediately after the Change of Shares. Upon each such adjustment of the Exercise Price, the number of shares purchasable upon exercise of each Warrant shall be proportionately adjusted such that the aggregate consideration payable upon full exercise of such Warrant remains the same immediately before and after the adjustment.

(c)  In the event that the Company shall, at any time or from time to time after the date hereof and prior to the applicable Expiration Date, distribute to all of the holders of Ordinary Shares rights to purchase any type of the Company’s securities (“Rights Offering”), no change shall be made in the Exercise Price or number of shares issuable upon exercise of the Warrants and, instead, each holder of Warrants who holds such Warrants on the date of determination of shareholders eligible to participate in the Rights Offering shall be afforded an opportunity to participate in the Rights Offering on the same terms, mutatis mutandis, as a holder of the number of Ordinary Shares purchasable upon full exercise of the Warrants held by such holder on such date.

(d)  In the event that the Company shall, at any time or from time to time after the date hereof and prior to the applicable Expiration Date, distribute dividends (other than a Bonus Share Distribution) to all of the holders of Ordinary Shares (a “Non-Share Dividend”), then, and thereafter upon each further Non-Share Dividend, the Exercise Price shall be adjusted to a price equal to the Exercise Price in effect immediately prior to the Non-Share Dividend multiplied by a fraction, the numerator of which shall be the closing share price on the first TASE trading day ex-dividend and the denominator of which shall be the TASE closing share price on the immediately preceding TASE trading day.

(e) In case of any reclassification, capital reorganization or other change of outstanding Ordinary Shares (other than a change of Ordinary Shares referred to in Section 8(a) or (b)), the Company shall cause effective provision to be made so that each holder of a Warrant then outstanding shall have the right thereafter, by exercising such Warrant, to purchase the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change by a holder of the number of Ordinary Shares that might have been purchased upon exercise of such Warrant immediately prior to such reclassification, capital reorganization or other change. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 8. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding Ordinary Shares.

(f) The form of Warrant Certificate need not be changed because of any adjustment made pursuant to this Section 8, and any Warrant Certificates issued after such adjustment may state the same Exercise Price and number of underlying Ordinary Shares as are stated in the Warrant Certificates initially issued pursuant to this Agreement.  However, the Company may at any time in its sole discretion (which shall be conclusive) make any change in the form of Warrant Certificate that it may deem appropriate and that does not materially adversely affect the interest of the holders of the Warrants; and any Warrant Certificates thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

(g) After each adjustment pursuant to this Section 8, the Company will promptly prepare a certificate signed by the Chairman of the Board, the Chief Executive Officer or any other officer of the Company setting forth: (i) the number of Ordinary Shares purchasable upon exercise of each Warrant after such adjustment and, if the Company shall have elected to adjust the number of Warrants, the number of Warrants to which the Registered Holder of each Warrant shall then be entitled and (ii) a statement showing in detail the method of calculation and the facts upon which such adjustment or readjustment is based.  The Company will promptly file such certificate with the Warrant Agent and the Company shall instruct the Warrant Agent to  send a copy thereof no later than thirty (30) days after the adjustment by ordinary first class mail to each Registered Holder of Warrants at his last address as it shall appear on the registry books of the Warrant Agent. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity thereof

(h) Any determination as to whether an adjustment is required pursuant to this Section 8, or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Warrants and the Company if made in good faith by the Board of Directors of the Company in accordance with this Agreement.

9. NO FRACTIONAL SHARES OR WARRANTS TO BE ISSUED.

Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to issue any fraction of an Ordinary Share or any fraction of a Warrant.  If more than one Warrant Certificate shall be surrendered for exercise at one time by the same holder, the number of full shares which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of Warrants so surrendered.  If, but for the provisions of this 9, any fraction of an Ordinary Share would be issuable on the exercise of any Warrant or Warrants, the Company shall round up to the next whole share the number of Ordinary Shares to be issued to the Warrantholder upon exercise of its Warrants.  The Warrantholders, by their acceptance of the Warrants, expressly waive their right to receive any fraction of an Ordinary Share or any fraction of a Warrant.

10. WARRANT HOLDERS NOT DEEMED SHAREHOLDERS.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Ordinary Shares that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such holder shall have exercised such Warrants and been issued Ordinary Shares in accordance with the provisions hereof.

11. AGREEMENT OF WARRANT HOLDERS.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant to the terms of this Agreement and that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company and the Warrant Agent may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and neither the Company nor the Warrant Agent shall be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 6 hereof.

12. CONCERNING THE WARRANT AGENT.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof.  The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder, be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Exercise Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same.  It shall not (i) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own gross negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the opinion or advice of such counsel.
Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board or any officer of the Company, (unless other evidence in respect thereof is herein specifically prescribed).  The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's gross negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own gross negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of the Warrants at the Company's expense.  Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing.  If the Company shall fail to make such appointment within a period of 15 days after it has been notified in writing of such resignation by the resigning Warrant Agent, then the Registered Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new warrant agent. Any new warrant agent, whether appointed by the Company or by such a court, shall be a bank or trust company having a capital and surplus, as shown by its last published report to its shareholders, of not less than $10,000,000 or a stock transfer company that is a registered transfer agent under the Securities Exchange Act of 1934. After acceptance in writing of such appointment by the new warrant agent is received by the Company, such new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate. Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party or any corporation succeeding to the trust business of the Warrant Agent shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent.  Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 13.  MODIFICATION OF AGREEMENT.

(a)  The Warrant Agent and the Company may by supplemental agreement make any changes or corrections in this Agreement (i) that they shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained or (ii) that they may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not otherwise be modified, supplemented or altered in any respect except with the consent of a meeting of the Registered Holders of the Warrants and in compliance with applicable law and with the rules of NASDAQ and TASE as shall be in force from time to time. The Company may, from time to time, convene a meeting of the Registered Holders of the Warrants and the provisions in the Company’s Articles of Association regarding general meetings of shareholders will apply, mutatis mutandis, to the meetings of the Registered Holders of the Warrants. In such a meeting each Warrant will entitle its holder to one vote, and any two Registered Holders of Warrants present in the meeting (including by proxy) and holding at least 33% of the then outstanding Warrants, will constitute a legal quorum. If within a half an hour from the time set for the meeting no legal quorum is present, the meeting will be adjourned to the same place, day and time on the following week (or a different time if the Company shall so announce). In the adjourned meeting, any two Registered Holders of Warrants present in the meeting (including by proxy) will constitute a legal quorum.

(b)  Notwithstanding anything to the contrary contained herein, this Agreement, including without limitation the terms of the Warrants, shall be subject to modification if and to the extent required by, and pursuant to and in accordance with, a compromise or arrangement involving the Company and its creditors or shareholders which is approved by a court in Israel of competent jurisdiction under Section 350 of the Israel Companies Law, 5759-1999, as the same may be amended.

14. NOTICES.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent;

if to the Company, at

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
Migdal-Haemek, Israel
Attention: Oren Shirazi, Chief Financial Officer
Telecopy No.:  011972 (4) 654-7788

With copies to:

Eilenberg & Krause LLP
 11 East 44th St
New York, NY 10017
Attention:  Sheldon Krause, Esq.
Telecopy No.:  212-986-2399

and to :

Yigal Arnon & Co.
One Azrieli Center
Tel Aviv, Israel 67021
Attention: David H. Schapiro, Esq.
Telecopy No.: 011 972-3-608-7714

if the Warrant Agent, at

American Stock Transfer & Trust Company, LLC
 6201 15th Avenue
Brooklyn, NY 11219
Attention: Reorganization Department
Telecopy No.:

With a copy to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Attention: General Counsel
Telecopy No.: 718-331-1852

15. GOVERNING LAW.

Except as hereinafter provided, this Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without reference to principles of conflict of laws.  Notwithstanding the foregoing, Section 12 of this Agreement shall be construed, interpreted and enforced with and shall be governed by the laws of the State of New York.

16. BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of the Company and, the Warrant Agent and their respective successors and assigns, and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

17. TERMINATION.

This Agreement shall terminate at the close of business on the earlier of the Warrant Expiration Date for the Series 9 Warrants or the date upon which all Warrants have been exercised, except that the Warrant Agent shall account to the Company for cash held by it and that the indemnification set forth in Section 12 shall survive such termination

18.  COUNTERPARTS.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TOWER SEMICONDUCTOR LTD.

By:
      Name:
      Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
      Name:
      Title:

EXHIBIT A
[FORM OF FACE OF SERIES 8 WARRANT CERTIFICATE]

TOWER SEMICONDUCTOR LTD.

No. S8W	__________ Warrants CUSIP M87915 407

VOID AFTER July 22, 2013

WARRANT CERTIFICATE FOR PURCHASE OF ORDINARY SHARES

This certifies that FOR VALUE RECEIVED __________________________________
 or registered assigns (the "Registered Holder") is the owner of the number of Warrants ("Warrants") specified above. Each Warrant represented hereby initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Warrant Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable Ordinary Share, NIS 1.00 par value ("Ordinary Share"), of Tower Semiconductor Ltd., a company organized under the laws of Israel (the "Company") at any time between the date of this Warrant Certificate and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of American Stock Transfer & Trust Company, LLC, as Warrant Agent, or its successor ("the Warrant Agent"), accompanied by payment of $5.00 per share (the "Exercise Price") in lawful money of the United States of America in cash or by official bank or certified check made payable to the order of American Stock Transfer & Trust Company, LLC.

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated June __, 2013 by and among the Company and the Warrant Agent.

In the event of certain contingencies provided for in the Warrant Agreement, the number of Ordinary Shares subject to purchase upon the exercise of each Warrant represented hereby are subject to modification or adjustment.

Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional Ordinary Shares will be issued.  In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate, which the Warrant Agent shall countersign, for the balance of such Warrants.

The term "Expiration Date" shall mean 5:00 P.M. (New York time) on July 22, 2013. The Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of the Warrants represented hereby unless a registration statement under the Securities Act of 1933, as amended, with respect to such Ordinary Shares is effective. The Company has covenanted to use its reasonable efforts to maintain the effectiveness of a registration statement or statements with respect to such Ordinary shares for so long as any of the Warrants are outstanding. The Warrants represented hereby shall not be exercisable by a Registered Holder in any state or country where such exercise would be unlawful.

This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate to represent such number of Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

Prior to the exercise of any Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.  The Registered Holder shall be entitled to vote at a meeting of Warrant holders called to approve an amendment to the Warrant Agreement as provided in Section 13 thereof.

Prior to due presentment for registration of transfer hereof, the Company and the Warrant Agent may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Dated:  ____________________

TOWER SEMICONDUCTOR LTD.

By:  ______________________________

By:  ______________________________

[seal]

Countersigned:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
as Warrant Agent

By   ___________________________
Authorized Officer

[FORM OF REVERSE OF SERIES 8 WARRANT CERTIFICATE]

SUBSCRIPTION FORM
To Be Executed by the Registered Holder in Order to Exercise Warrants

The undersigned Registered Holder hereby irrevocably elects to exercise _______ Warrants represented by this Warrant Certificate, and to purchase the Ordinary Shares issuable upon the exercise of such Warrants, and requests that certificates for such Ordinary Shares shall be issued in the name of:

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

and be delivered to
--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

Dated:______________________, 2013
       X_________________________________

____________________________________
Name

____________________________________
Address
____________________________________
Taxpayer Identification Number
Signature Guaranteed By:
____________________________________
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

ASSIGNMENT
To Be Executed by the Registered Holder
in Order to Assign Warrants

FOR VALUE RECEIVED, __________________ hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER
OF TRANSFEREE

--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

_________________ of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints ____________________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:________________         X______________________________2013

Signature Guaranteed By:
                                 ___________________________________
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANK, STOCKBROKER, SAVINGS AND LOAN ASSOCIATION) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.  IF THE CERTIFICATE REPRESENTING THE WARRANT SHARES OR ANY WARRANT CERTIFICATE REPRESENTING WARRANTS NOT EXERCISED IS TO BE REGISTERED IN THE NAME OTHER THAN THAT IN WHICH THIS WARRANT CERTIFICATE IS REGISTERED, THE SIGNATURE OF THE HOLDER HEREOF MUST BE GUARANTEED.

EXHIBIT B
[FORM OF FACE OF SERIES 9 WARRANT CERTIFICATE]

TOWER SEMICONDUCTOR LTD.

No. S9W	__________ Warrants CUSIP M87915 415

VOID AFTER June 27, 2017

WARRANT CERTIFICATE FOR PURCHASE OF ORDINARY SHARES

This certifies that FOR VALUE RECEIVED ______________________________________________
 or registered assigns (the "Registered Holder") is the owner of the number of Warrants ("Warrants") specified above. Each Warrant represented hereby initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Warrant Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable Ordinary Share, NIS 1.00 par value ("Ordinary Share"), of Tower Semiconductor Ltd., a company organized under the laws of Israel (the "Company") at any time between the date of this Warrant Certificate and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of American Stock Transfer & Trust Company, LLC, as Warrant Agent, or its successor ("the Warrant Agent"), accompanied by payment of $7.33 (the "Exercise Price") in lawful money of the United States of America in cash or by official bank or certified check made payable to the order of American Stock Transfer & Trust Company, LLC.

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated June___, 2013 by and among the Company and the Warrant Agent.

In the event of certain contingencies provided for in the Warrant Agreement, the number of Ordinary Shares subject to purchase upon the exercise of each Warrant represented hereby are subject to modification or adjustment.

Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional Ordinary Shares will be issued.  In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate, which the Warrant Agent shall countersign, for the balance of such Warrants.

The term "Expiration Date" shall mean 5:00 P.M. (New York time) on June 27, 2017. The Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of the Warrants represented hereby unless a registration statement under the Securities Act of 1933, as amended, with respect to such Ordinary Shares is effective. The Company has covenanted to use its reasonable efforts to maintain the effectiveness of a registration statement or statements with respect to such Ordinary shares for so long as any of the Warrants are outstanding. The Warrants represented hereby shall not be exercisable by a Registered Holder in any state or country where such exercise would be unlawful.

This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate to represent such number of Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

Prior to the exercise of any Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.  The Registered Holder shall be entitled to vote at a meeting of Warrant holders called to approve an amendment to the Warrant Agreement as provided in Section 13 thereof.

Prior to due presentment for registration of transfer hereof, the Company and the Warrant Agent may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Dated:  ____________________

TOWER SEMICONDUCTOR LTD.

By:  ______________________________

By:  ______________________________

[seal]

Countersigned:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
as Warrant Agent

By   ___________________________
Authorized Officer

[FORM OF REVERSE OF SERIES 9 WARRANT CERTIFICATE]

SUBSCRIPTION FORM
To Be Executed by the Registered Holder in Order to Exercise Warrants

The undersigned Registered Holder hereby irrevocably elects to exercise _______ Warrants represented by this Warrant Certificate, and to purchase the Ordinary Shares issuable upon the exercise of such Warrants, and requests that certificates for such Ordinary Shares shall be issued in the name of:

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

and be delivered to

--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

Dated:______________________, 201_
        X_________________________________

____________________________________
Name

____________________________________
Address
____________________________________
Taxpayer Identification Number
Signature Guaranteed By:
____________________________________
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

ASSIGNMENT
To Be Executed by the Registered Holder
in Order to Assign Warrants

FOR VALUE RECEIVED, __________________ hereby sells, assigns and transfers unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER
OF TRANSFEREE

--------------------------------------------
--------------------------------------------
--------------------------------------------
--------------------------------------------
[please print or type name and address]

_________________ of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints ____________________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:________________         X______________________________201_

Signature Guaranteed By:

                                ___________________________________
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANK, STOCKBROKER, SAVINGS AND LOAN ASSOCIATION) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.  IF THE CERTIFICATE REPRESENTING THE WARRANT SHARES OR ANY WARRANT CERTIFICATE REPRESENTING WARRANTS NOT EXERCISED IS TO BE REGISTERED IN THE NAME OTHER THAN THAT IN WHICH THIS WARRANT CERTIFICATE IS REGISTERED, THE SIGNATURE OF THE HOLDER HEREOF MUST BE GUARANTEED.